FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2003

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    X    Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No    X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

     Enclosure: Third Quarter Results dated 5 February 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 12 February 2003	By:	/s/ Christian Leu

	Name: Title:	Christian Leu Chief Financial Officer

Communication to Media & Investors

No. Contact	02e Leica 3rd Quarter Results (February 2003) George Aase, Investor Relations Phone +41 (0)71 727 30 64	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) www.leica-geosystems.com

Leica Geosystems reports strong third quarter results

Heerbrugg (Switzerland), February 5, 2003 - Leica Geosystems (SWX : LGSN) today announced its results for the third quarter and said that it sees signs of further stabilization in its business along with solid improvement in earnings. Third quarter sales were CHF 196.3 million, in line with the previous year and 5.3% over the second quarter. Earnings grew significantly, with EBITDA rising 12.6% to CHF 29.0 million over CHF 25.8 million in the previous year. Net income was CHF 8.0 million, or CHF 3.57 per share, compared with a loss of CHF (4.2) million in the third quarter last year. Earnings benefited from a lower cost base subsequent to the completion of the Company’s cost reduction program. Leica Geosystems generated CHF 16.2 million in operating cash flow and lowered its net debt by a further CHF 4.5 million.

The Company said third quarter sales reflect stabilization in its surveying business, strong market acceptance of new products in the Consumer Products and IMS divisions, and continued demand for its geographic imaging and defense products. Order intake was solid in all businesses, with the strongest levels in its GIS & Mapping, Consumer Products and IMS divisions. The Company said that although revenues continue to be negatively impacted by the strengthening of the Swiss franc in relation to its primary trading currencies, third quarter revenues actually grew 5.6% over the prior year excluding currency fluctuations.

Leica Geosystems’ earnings continue to benefit from the restructuring measures it took over the last several quarters. The Company’s operating costs in the third quarter decreased by CHF 10.7 million, or 11%, from the third quarter of the previous year. The combination of higher sales and a significantly lower cost base led to strong earnings in the third quarter. Leica Geosystems’ third quarter EBITDA increased 12.6% over last year, EBIT rose to CHF 12.5 million, twice the level of the prior year, and net income rose to CHF 8.0 million compared to a net loss of CHF (4.2) million in the third quarter of the previous year.

“We had a good third quarter,” said Hans Hess, CEO of Leica Geosystems. “We saw further stabilization in all of our markets, solid market acceptance of new products launched in the third quarter, and encouraging growth in earnings,” continued Hess. “Looking ahead, we believe our markets will remain stable and that we will continue to see good momentum from our new products. We will also see a significant reduction in our net debt in the fourth quarter as a result of our divestments this week, further strengthening our balance sheet,” concluded Hess.

Leica Geosystems 3rd Quarter Results

Divisional Results

Surveying & Engineering Division
Sales in Surveying & Engineering, the Company’s largest division, were CHF 103.7 million, a decrease of 3.2% against the prior year. Sales were lower primarily as a result of the strong Swiss franc against the US dollar and other major trading currencies. On a currency-adjusted basis, sales in the third quarter increased by 1.3% over the previous year. The Company said that it has maintained its strong position in all of its major markets, especially in higher-end surveying solutions. Profitability continues to improve, with an EBITDA margin of 18.4% in the third quarter, owing to cost reduction measures implemented in prior quarters.

GIS & Mapping Division
GIS & Mapping sales were CHF 26.3 million, level with the prior year. Eliminating currency fluctuations, third quarter revenues increased by 11.7% over the prior year. Sales were aided by strong demand in the US commercial and defense sectors. The geographic imaging side of the business (i.e., former ERDAS products) remains very strong with increased purchase volumes from the US Government. Profitability in the division improved significantly during the third quarter, with EBITDA at CHF 3.1 million, an increase of CHF 2.6 million over the prior year. Earnings improvements are largely due to the division’s lower cost base following the completion of its integration and restructuring efforts.

Consumer Products (DISTO™) Division
Sales in Leica Geosystems’ Consumer Products division rose by 24.3% in the third quarter, driven by strong demand for the new DISTO™ 5 products. In addition to sales through existing channels, new brand label agreements took effect during the quarter, further accelerating sales growth. The division expects sales to further increase in the upcoming quarters, as volumes through these channels increase. EBITDA margins rose to 16.7% in the third quarter, up from 10.2% in the third quarter of the prior year. The combined impact of higher sales and lower fixed costs were responsible for the growth in earnings.

Industrial Measurement Division
The Company said business in its IMS division remained on track, aided by strong interest in the division’s new LTD800 laser tracker. Sales for the third quarter were CHF 16.6 million, up 2.6% year-over-year, and up by 10.7% over the prior year on a currency adjusted basis. The Company said that although the division’s end markets are under pressure, as the crisis in the airline industry has further added pressure in the civil aerospace industry, order backlog is solid. The IMS division remains well positioned in the automotive and general precision industry segments, and should benefit when capital goods spending resumes. The division maintained its solid profitability, with an EBITDA margin well over 20%.

New Businesses (Cyra) Division
In the third quarter, Cyra’s revenues increased by 13.5% over the second quarter. However, the Company said that its Cyra business continues to be hindered by weakness in US capital investment. The Company said that while third quarter sales in Swiss francs declined by 19.6% in comparison to the previous year, on a currency-adjusted basis, sales declined by 8.7%. As expected, Cyra is benefiting from the restructuring measures taken in previous months. Cyra recorded an EBITDA loss of CHF (1.4) million in the third quarter, an improvement of CHF 1.1 million over the second quarter.

Leica Geosystems 3rd Quarter Results

Special Products Division
Third quarter sales in the Special Products division were CHF 31.1 million. Global demand for defense-related products continued to push sales in the Company’s special products division over prior year levels. Sales from the division’s third-party manufacturing facilities and GPS-Marine businesses also positively influenced the growth in sales. Earnings in the division remained healthy.

Divestment of Non-Strategic Assets

As separately announced on February 3, 2003, the Company has sold its Leica Vectronix AG (defense) and Wiltronic AG businesses. With the completion of these transactions, Leica Geosystems has made an important step forward in its previously announced divestment program. Under the first agreement, Leica Geosystems sold 100% of its interest in Leica Vectronix AG, to SAGEM, the French high-technology defense and communications group. In consideration, the Company received cash proceeds of CHF 60 million. Under the second agreement, Leica Geosystems sold 75% of its interest in Wiltronic AG, the Company’s electronic component manufacturing business, to Escatec, a Swiss-owned Malaysia based contract manufacturer for electronic and mechatronic products. In consideration, it received cash proceeds of CHF 6.1 million.

Leica Geosystems will use the combined net proceeds from these divestments to reduce debt under its Revolving Credit Facility. The Company said it expected to record a material gain from these divestments in the fourth quarter. The impact of the divestments will be recorded in the special products division.

Business Outlook — FY 2003

The Company stated that its revenue guidance for the full year had not changed and that its earnings outlook had improved. The Company stated, however, that it had adjusted this guidance to reflect the fourth quarter divestments of Leica Vectronix and Wiltronic. Leica Geosystems stated that the absolute level of sales in the fourth quarter would be lower by approximately CHF 22 million as a result of the fourth quarter divestments. Specifically, in its special products division, it now anticipates fourth quarter sales in the area of CHF 9 million and CHF 110 million for the full year. In its other divisions, the Company sees a scenario of continued stability in its key market segments and positive business momentum from new products, partially offset by the continuation of a strong Swiss franc and the lack of a significant near-term recovery in the global economic and capital investment climate. Leica Geosystems now estimates that post-divestments, it will record full year sales in the range of CHF 730 million to CHF 740 million. It mentioned that on a currency-neutral basis, sales for the year would slightly exceed the prior year.

In terms of earnings, Leica Geosystems expects EBITDA to continue to improve over the prior year. Post divestment, the Company expects EBITDA in its special products division to be in the range of CHF 1 million — CHF 2 million in the fourth quarter. Despite lower sales and earnings in special products after the divestments, Leica Geosystems estimates that it can achieve full year EBITDA at the same level of the previous year. The Company also stated that it will record a significant gain from the divestments in the fourth quarter. In terms of the balance sheet, the Company said the proceeds from its divestments would materially lower its debt levels.

Leica Geosystems 3rd Quarter Results

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

*               *               *

Balance Sheet Summary

(In million Swiss Francs)	December 27	September 27	June 28

Total Assets	749.1m	771.0m	770.0m

Net Debt *	220.3m	224.8m	247.6m

Total Equity	305.7m	309.5m	309.1m

Equity/Assets Ratio	40.8%	40.1%	40.1%

Net Working Capital (NWC)	143.3m	132.1m	147.9m

NWC/Sales	18.2%	17.7%	20.8%

Capital Expenditures on Tangible and Intangible Assets (excl. Goodwill)	11.7m	18.5m	14.4m

Goodwill	197.6m	216.4m	220.5m

Cash provided in Operating activities	16.2m	33.1m	-4.5m

*)	Actual amount is shown net of cash (CHF 3.0 m) and capitalized debt issue cost/discounts of CHF 3.3 m.

Share Related Data
2237039 registered shares

– @	50 CHF nominal per share: Share capital CHF 111.9m
– @	136.6 CHF carrying amount per share: Shareholders’ equity: CHF 305.7m
– @	67 CHF average quarterly share price: Market capitalization (average 3rd quarter): CHF 149.9m

Leica Geosystems 3rd Quarter Results

3rd Quarter Results FY2002/03 of Leica Geosystems at a Glance

	Current	Prior
	year	year
	(28.9.02 to	(29.9.01 to	Changes
(in million Swiss Francs)	27.12.02)	28.12.01)	(%)

ORDER INTAKE	187.7m	184.9m	1.5%
SALES	196.3m	196.6m	-0.2%
Surveying & Engineering	103.7m	107.1m	-3.2%
GIS & Mapping	26.3m	26.3m	0.0%
Consumer Products (Disto)	14.3m	11.5m	24.3%
Industrial Measurement	16.6m	16.2m	2.5%
New Businesses (Cyra)	3.9m	4.8m	-18.8%
Special Products	31.1m	29.7m	4.7%
Central Services	0.4m	1.0m	-60.0%
Gross margin
- in percentage of sales	50.4%	52.6%	-2.2pts

EARNINGS
EBITDA	29.0m	25.8m	12.6%
- in percentage of sales	14.8%	13.1%
EBITA	24.0m	20.1m	19.6%
- in percentage of sales	12.2%	10.2%
EBIT	12.5m	6.3m	97.9%
- in percentage of sales	6.4%	3.2%
Operating profit	12.3m	6.2m	99.4%
- in percentage of sales	6.3%	3.1%
Net income	8.0m	-4.2m
- in percentage of sales	4.1%	-2.1%
Earnings per share (CHF)
- basic	3.57	-1.87
- diluted	3.57	-1.91
Cash earnings per share (CHF)
- basic	10.28	7.62	35.0%
- diluted	10.28	7.47	37.7%
- non-cash adjustments	15.01	21.35	-29.7%

3rd Quarter Results Leica Geosystems

Year to date Results FY2002/03 of Leica Geosystems at a Glance

	Current	Prior
	year	year
	(01.04.02 to	(01.04.01 to	Changes
(in million Swiss Francs)	27.12.02)	28.12.01)	(%)

ORDER INTAKE	574.4m	594.2m	-3.3%
SALES	560.5m	584.1m	-4.0%
Surveying & Engineering	296.0m	315.7m	-6.2%
GIS & Mapping	74.0m	81.5m	-9.2%
Consumer Products (Disto)	34.0m	34.3m	-0.9%
Industrial Measurement	43.3m	48.8m	-11.3%
New Businesses (Cyra)	10.0m	18.0m	-44.4%
Special Products	101.6m	83.4m	21.8%
Central Services	1.6m	2.4m	-33.3%
Gross margin
- in percentage of sales	51.5%	51.6%	-0.1pts

EARNINGS
EBITDA	74.8m	74.4m	0.5%
- in percentage of sales	13.3%	12.7%
EBITA	59.5m	55.0m	8.1%
- in percentage of sales	10.6%	9.4%
EBIT	24.5m	15.3m	59.9%
- in percentage of sales	4.4%	2.6%
Operating profit	24.5m	15.3m	60.2%
- in percentage of sales	4.4%	2.6%
Net income	6.9m	0.7m
- in percentage of sales	1.2%	0.1%
Earnings per share (CHF)
- basic	3.05	0.32
- diluted	3.04	0.31
Cash earnings per share (CHF)
- basic	22.91	22.87	0.2%
- diluted	22.91	22.43	2.2%
- non-cash adjustments	44.40	50.76	-12.5%

Leica Geosystems 3rd Quarter Results

3rd Quarter FY 2002/03 Divisional Results

	Percentage of	Division	Division	EBITDA-
	Total Sales	Sales	EBITDA	Margin % of
Division	(%)	(CHF)	(CHF)	Sales

Surveying & Engineering	54%	103.7m	19.1m	18.4%

GIS & Mapping	13%	26.3m	3.1m	11.8%

Consumer Products (Disto)	7%	14.3m	2.4m	16.8%

Industrial Measurement	8%	16.6m	3.8m	22.9%

New Businesses (Cyra)	2%	3.9m	-1.4m	-35.9%

Special Products	16%	31.1m	7.5m	24.1%

Central Services	0%	0.4m	-5.4m	—

Total 3rd Quarter	100%	196.3m	29.0m	14.8%

Year to date FY 2002/03 Divisional Results

	Percentage of	Division	Division	EBITDA-
	Total Sales	Sales	EBITDA	Margin of
Division	(%)	(CHF)	(CHF)	Sales

Surveying & Engineering	53%	296.0m	49.5m	16.7%

GIS & Mapping	13%	74.0m	3.2m	4.3%

Consumer Products (Disto)	6%	34.0m	4.4m	12.9%

Industrial Measurement	8%	43.3m	8.6m	19.9%

New Businesses (Cyra)	2%	10.0m	-7.0m	-70.0%

Special Products	18%	101.6m	28.8m	28.3%

Central Services	0%	1.6m	-12.7m	—

Total 9 months	100%	560.5m	74.8m	13.3%

Files can be called up electronically: you can download the text file directly from the Internet with a double-click: www.leica-geosystems.com.

Contact Person:
George Aase, Director Investor Relations, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435
Heerbrugg (Switzerland) — Internet: www.leica-geosystems.com

Telephone (direct) +41 (0)71 727 3064 Telephone (operator) +41 (0)71 727 3131	E-Mail George.Aase@leica-geosystems.com Fax +41 (0)71 727 4678

Leica Geosystems 3rd Quarter Results

Leica Geosystems 3rd Quarter Results

Leica Geosystems’ Shareholder News

Issue 10 — Heerbrugg (Switzerland), 5 February, 2003

Third Quarter — Fiscal Year 2002/03

Executive Summary

Our business continued to show positive signs of stabilization in the third quarter. Sales were CHF 196.3 million, in line with the previous year despite continued weakness in the US Dollar. On a currency adjusted basis, third quarter revenues increased by 5.6% over the prior year. Sales also grew by 5.3% over the second quarter as seasonally higher volumes, combined with the release of several new products, contributed to this quarter’s performance. Earnings continue to benefit from our lower cost base after the completion of our FIT-Together program. Earnings grew significantly over the prior year, with EBITDA for the quarter rising to CHF 29.0 million, or 14.8% of sales, compared with CHF 25.8 million, or 13.1% in the prior year. Net income for the quarter was CHF 8.0 million, compared with a loss of CHF (4.2) million in the same period last year.

We generated CHF 16.2 million in operating cash flow from operations and lowered our net debt by a further CHF 4.5 million in the third quarter. On February 3, 2003, we announced the divestment of two non-strategic businesses for a combined cash price of CHF 66.1 million. We will use the proceeds from these transactions to further reduce debt.

Third Quarter — Fiscal Year 2002/03
Sales
Operating Expenses
Earnings
Balance Sheet and Cash Flow
Employees
Regional Performance
Divisional Performance
Divestments
CONDENSED FINANCIAL STATEMENTS

Contents

2/3
Sales, Operating Expenses, Earnings

4
Balance Sheet and Cash Flow Employees Regional Performance

5
Divisional Performance

8
Divestments Business Outlook FY2002/03

9
Condensed Financial Statements

15
Notes to the Consolidated Financial Information

Financial Overview

Financial Overview

Sales and Order Intake

Revenues in the third quarter reached CHF 196.3 million, on par with the previous year, 5.6% over the prior year on a currency-adjusted basis, and 5.3% above the second quarter. Sales levels reflect stabilization in our surveying business, the strong market acceptance of new products in our Consumer Products and IMS divisions, and continued high demand for our geographic imaging and defense products. Order intake for the quarter was CHF 187.7 million, resulting in a book-to-bill ratio of 0.96. Order intake levels were the strongest in our GIS & Mapping, Consumer Products and IMS divisions.

Sales distribution by Division

Gross Margin

Our gross profit margin was 50.4% in the third quarter, in line with the second quarter. Margins were impacted by lower exchange rates, but remain healthy due to a favorable mix of higher-end products and software in our sales mix.

Operating Expenses

Operating expenses were CHF 86.6 million in the third quarter, a decrease of 11%, or CHF 10.7 million, from the previous year. As expected, savings from our FIT-Together program largely contributed to these lower costs. Operating expenses declined in all categories, with the largest savings in General & Administrative expenses, where costs declined by over 18% compared to the previous year. Marketing and selling expenses were also positively impacted by our “FIT-together” initiatives, and represented 21.6% of total sales this quarter, compared with 24.0% a year ago. Cash research and development costs, i.e. costs prior to capitalization and amortization, declined by CHF 1.1 million against the previous year, and were 10.3% of total sales versus 10.8% in the third quarter of last year. Other operating expenses also declined year-over-year as a result of lower goodwill amortization charges.

Operating expense development (in million CHF).

Intangible Asset Amortization

Intangible asset amortization includes the amortization of goodwill and capitalized product development costs (under IAS 38). We amortize goodwill from our acquisitions over a 10-year period; capitalized product development costs are amortized over their useful life, which is, on average, three years. In the third quarter, goodwill amortization charges were CHF 4.7 million and capitalized product development amortization charges were CHF 5.9 million.

Currency Exposure

The Company currently has a net exposure to foreign currency movements in the range of CHF 100.0 million, of which approximately 18% is in US Dollars, 44% in Euro, and the balance in other currencies. Our corporate policy is to hedge a minimum of 40% of any net exposure twelve months forward. At the end of the third quarter, we have hedged approximately 51% of this net exposure for the coming twelve months. Our balance sheet is also exposed to movements in exchange rates. In particular, around 50% of our intangible assets are in US Dollars. We also have material levels of working capital in the United States. At the end of the third quarter, net translation adjustments to equity amounted to CHF 25.9 million.

Earnings

The benefits of our cost reduction program continue to have a favorable impact on profitability. In the third quarter, EBITDA was CHF 29.0 million, or 14.8% of sales, an improvement of CHF 3.2 million, or 12.6%, over last year. We recorded EBIT of CHF 12.5 million and net income of CHF 8.0 million, both considerable increases over the previous year.

Finance charges for the quarter include CHF (3.3) million of net interest expense and CHF (0.8) million of debt issuance cost amortization. Translation gains/(losses) on non-Swiss franc denominated inter-company loans to operating

Financial Overview

Results at a glance

Third Quarter			(In million Swiss Francs)	Year to date

Changes	Prior	Current		Current	Prior	Changes
(%)	year	year		year	year	(%)
	(29.9.01 to	(28.9.02 to		(1.4.02 to	(1.4.01 to
	28.12.01)	27.12.02)		27.12.02)	28.12.01)

1.5%	184.9	187.7	ORDER INTAKE	574.4	594.2	-3.3%
-0.2%	196.6	196.3	SALES	560.5	584.1	-4.0%
-3.2%	107.1	103.7	Surveying & Engineering	296.0	315.7	-6.2%
0.0%	26.3	26.3	GIS & Mapping	74.0	81.5	-9.2%
24.3%	11.5	14.3	Consumer Products (Disto)	34.0	34.3	-0.9%
2.5%	16.2	16.6	Industrial Measurement	43.3	48.8	-11.3%
-18.8%	4.8	3.9	New Businesses (Cyra)	10.0	18.0	-44.4%
4.7%	29.7	31.1	Special Products	101.6	83.4	21.8%
-60.0%	1.0	0.4	Central Services	1.6	2.4	-33.3%
			Gross margin
-2.2%	52.6%	50.4%	in percentage of sales	51.5%	51.6%	-0.1%

			EARNINGS
12.6%	25.8	29.0	EBITDA	74.8	74.4	0.5%
	13.1%	14.8%	- in percentage of sales	13.3%	12.7%
19.6%	20.1	24.0	EBITA	59.5	55.0	8.1%
	10.2%	12.2%	- in percentage of sales	10.6%	9.4%
97.9%	6.3	12.5	EBIT	24.5	15.3	59.9%
	3.2%	6.4%	- in percentage of sales	4.4%	2.6%
99.4%	6.2	12.3	Operating profit /(loss)	24.5	15.3	60.2%
	3.1%	6.3%	- in percentage of sales	4.4%	2.6%
nm	(4.2)	8.0	Net income /(loss)	6.9	0.7	nm
	-2.1%	4.1%	- in percentage of sales	1.2%	0.1%
			Earnings per share (CHF)
nm	(1.87)	3.57	- basic	3.05	0.32	nm
nm	(1.87)	3.57	- diluted	3.04	0.31	nm
			Cash earnings per share (CHF)
35.0%	7.62	10.28	- basic	22.91	22.87	0.2%
37.7%	7.47	10.28	- diluted	22.91	22.43	2.2%
-29.7%	21.35	15.01	- non-cash adjustments	44.40	50.76	-12.5%

Q3 Divisional EBITDA contribution (in million CHF).

subsidiaries were a favorable CHF 0.9 million in the quarter, bringing the year-to-date impact of these charges to approximately CHF 0.3 million. Translation gains were primarly due to the appreciation of the Swiss franc against the Euro during the quarter. We recorded a tax charge of CHF (1.3) million in the quarter, resulting in year-to-date tax charges to CHF (4.5) million.

Earnings per share were CHF 3.57 compared with a loss of CHF (1.87) in the previous year. Cash earnings per share were CHF 10.28 in the third quarter versus CHF 7.62 in the previous year. Cash earnings per share are calculated as net earnings plus depreciation and non-cash amortization charges (i.e. goodwill and development cost amortization), non-cash currency translation losses and non-cash movements in provisions.

Financial Overview

Balance Sheet Summary FY2002/03	Q3	Q2	Q1

	Dec. 27,	Sep. 27,	June 28,
(Amounts in million Swiss Francs)	2002	2002	2002

Net Working Capital	143.3	132.1	147.9

- Net Working Capital % of Sales	18.2%	17.7%	20.8%

Total Assets	749.1	771.0	770.0

Net Debt (see note below)	220.3	224.8	247.6

Total Equity	305.7	309.5	309.1

- Equity/Asset Ratio	40.8%	40.1%	40.1%

Capital Expenditures on Tangible and Intangible Assets	11.7	18.5	14.4

Goodwill	197.6	216.4	220.5

Operating Cash Flow	16.2	33.1	-4.5

Note 3rd Quarter: Amount is shown net of cash (CHF 3.0m) and capitalized debt issue cost/discounts of CHF 3.3m.

Balance Sheet and Cash Flow

Net working capital was 18.2% of sales in the third quarter, on par with the third quarter of the previous year. We generated operating cash flow of CHF 16.2 million in the third quarter, also in line with the previous year. We invested a total of CHF 11.7 million in Capital Expenditures, split as follows; tangible capital expenditures of CHF 2.1 million, and intangible capital expenditures of CHF 9.6 million. Free cash flow was CHF 4.5 million, compared with CHF 3.4 million in the previous year.

Our net debt further declined in the third quarter, falling CHF 4.5 million, or 2.0%, down to CHF 220.3 million. Our net debt will decrease by over CHF50 million in the fourth quarter as a result of our divestments.

Share Performance

2,237,039 registered shares

—	@ 50 CHF nominal per share: Share capital CHF 111.9m

—	@ 136.6 CHF carrying amount per share: Shareholders’ equity CHF 305.7m

—	@ 67 CHF average quarterly share price: Market capitalization (quart. average) CHF 149.9m

Employees

We employed 2,661 employees as of the end of December 2002, 127 fewer employees than at the end of September 2002. The geographical distribution of our workforce is as follows: 65% in Europe (including Heerbrugg), 21% in the Americas, and 14% in Asia and the rest of the world. Our total workforce will decrease by approximately 273 employees with the divestment of Leica Vectronix AG and Wiltronic AG.

Regional Performance

Although the US market has begun to show signs of stabilization in certain business segments, the weak capital investment climate continues to keep revenue growth modest. Sales remained on level with the second quarter despite the further weakening of the US Dollar. Revenues in Europe were up against the second quarter, boosted by strong performances in our Consumer Products and IMS divisions. Business in our Asian markets was off slightly from the second quarter.

Divisional Performance

Divisional Performance

Surveying & Engineering Division

Third Quarter				Sales and results	Year to date

Change				(In million Swiss Francs)			Change
		Prior	Current		Current	Prior
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

-3.2%	-3.4	107.1	103.7	SALES	296.0	315.7	-19.7	-6.2%
18.2%	2.4	13.2	15.6	EBIT	38.1	36.1	2.0	5.5%
7.9%	1.4	17.7	19.1	EBITDA	49.5	49.5	0.0	0.0%
1.9pts	—	16.5%	18.4%	EBITDA Margin	16.7%	15.7%	—	1.0pts

Sales in our Surveying & Engineering division declined against the prior year, primarily as a result of the strengthening of the Swiss franc against the US dollar and other major trading currencies. On a currency-adjusted basis, however, sales in the third quarter increased by 1.3% over the previous year. For the year-to-date, sales on a currency adjusted basis were level with the prior year. We continue to maintain our strong position in all of our major markets, especially for our higher-end surveying solutions. Sales in the European market remained stable despite sluggishness in several of the major European economies. Market conditions in the United States continue to be challenging, however sales levels have stabilized, albeit at a lower level compared with the prior year.

Profits in the division continues to increase, with an EBITDA margin of 18.4% this quarter. Cost containment measures made in previous quarters are responsible for these improvements.

GIS& Mapping Division

Third Quarter				Sales and results	Year to date

Change				(In million Swiss Francs)			Change
		Prior	Current		Current	Prior
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

0.0%	0.0	26.3	26.3	SALES	74.0	81.5	-7.5	-9.2%
97.4%	3.8	-3.9	-0.1	EBIT	-8.3	-5.8	-2.5	-43.1%
nm	2.6	0.5	3.1	EBITDA	3.2	8.1	-4.9	-60.5%
9.9pts	—	1.9%	11.8%	EBITDA Margin	4.3%	9.9%	—	-5.6pts

Sales in the GIS & Mapping division remained on level with the prior year, as the impact of a weak US Dollar suppressed the absolute level of sales in Swiss francs. On a currency-adjusted basis, revenues increased by 11.7%. Also in comparison to the second quarter, sales grew by 12%, aided by continued strong demand in the US commercial and defense sectors. Demand in the geographic imaging side of the business (i.e., former ERDAS products) remains healthy as sales benefit from increased purchase volumes from the US Government.

Profitability in the division improved significantly during the quarter. At CHF 3.1 million, or 12% of sales, EBITDA increased by CHF 2.6 million over the prior year and CHF 3.1 million over the second quarter of this fiscal year. Earnings improvements are largely due to the division’s lower cost base following the completion of its integration and restructuring efforts.

Divisional Performance

Consumer Products (Disto™) Division

Third Quarter				Sales and results	Year to date

Change				(In million Swiss Francs)			Change
		Prior	Current		Current	Prior
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

24.3%	2.8	11.5	14.3	SALES	34.0	34.3	-0.3	-0.9%
nm	0.6	0.1	0.7	EBIT	0.9	-0.6	1.5	nm
100.0%	1.2	1.2	2.4	EBITDA	4.4	1.8	2.6	nm
6.4pts	—	10.4%	16.8%	EBITDA Margin	12.9%	5.2%	—	7.7pts

Sales in the Consumer Products division rose considerably in the third quarter, driven by strong demand for the new DISTO™ 5 products released in October. In addition to sales through existing channels, new brand label agreements took effect during the quarter, further accelerating sales growth. The division anticipates increasing sales in the upcoming quarters, as volumes through these channels increase. On a currency-adjusted basis, third quarter sales increased by CHF 27.6% over the third quarter of the previous year.

EBITDA margins in the division rose to 16.7% in the quarter through the combined impact of higher sales and lower fixed costs.

Industrial Measurement Division

Third Quarter				Sales and results	Year to date

Change				(In million Swiss Francs)			Change
		Prior	Current		Current	Prior
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

2.5%	0.4	16.2	16.6	SALES	43.3	48.8	-5.5	-11.3%
-35.3%	-1.2	3.4	2.2	EBIT	5.2	8.9	-3.7	-41.6%
-5.0%	-0.2	4.0	3.8	EBITDA	8.6	10.7	-2.1	-19.6%
-1.8pts	—	24.7%	22.9%	EBITDA Margin	19.9%	21.9%	—	-2.0pts

Business in the IMS division remained on track in the third quarter, aided by strong interest in the division’s new LTD800 laser tracker. Sales grew by 2.6% year-over-year, and by 10.7% on a currency adjusted basis compared with the previous year. Although the division’s end markets are under pressure, order backlog is solid. The division remains well positioned in the automotive and general precision industry segments, and should benefit when capital goods spending resumes.

The division maintained its solid profitability, with an EBITDA margin well over 20%. IMS continues to benefit from a favorable mix of laser trackers in its sales mix.

Divisional Performance

New Businesses (Cyra) Division

Third Quarter				Sales and results	Year to date

Change				(In million Swiss Francs)			Change
		Prior	Current		Current	Prior
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

-18.8%	-0.9	4.8	3.9	SALES	10.0	18.0	-8.0	-44.4%
44.4%	2.8	-6.3	-3.5	EBIT	-13.5	-16.6	3.1	18.7%
44.0%	1.1	-2.5	-1.4	EBITDA	-7.0	-5.1	-1.9	-37.3%
16.2pts	—	-52.1%	-35.9%	EBITDA Margin	-70.0%	-28.3%	—	-41.7pts

The Cyra business generated CHF 3.9 million in revenues in the third quarter, an increase of 13.5% over the second quarter. Sales remain low in comparison to the previous year, however on a currency-adjusted basis, sales declined by 8.7%. Cyra’s business continues to be hindered by the prolonged weakness in US capital investment. In this context, the division has refocused its marketing efforts to demonstrate the value added benefits of laser scanning solutions. The 13.5% sequential growth in the third quarter is encouraging.

As expected, Cyra is benefiting from the restructuring measures taken in previous months. Cyra recorded an EBITDA loss of CHF (1.4) million in the third quarter, an improvement of CHF 1.1 million over the second quarter.

Special Products Division

Third Quarter				Sales and results	Year to date

Change				(In million Swiss Francs)			Change
		Prior	Current		Current	Prior
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

4.7%	1.4	29.7	31.1	SALES	101.6	83.4	18.2	21.8%
-1.5%	-0.1	6.5	6.4	EBIT	25.4	11.1	14.3	nm
-3.8%	-0.3	7.8	7.5	EBITDA	28.8	15.7	13.1	83.4%
-2.2pts	—	26.3%	24.1%	EBITDA Margin	28.3%	18.8%	—	9.5pts

Global demand for defense-related products continues to push sales in the special products division over prior year levels. Sales from the division’s third-party manufacturing facilities and GPS-Marine businesses also positively influenced the growth in sales. Earnings in the division remain healthy.

Divestments / Outlook

Divestments

As separately announced on February 3, we have sold our Leica Vectronix AG (defense) and Wiltronic AG businesses. With the completion of these transactions, we have made an important step forward in our divestment program. As previously stated, our long-term strategy centers on developing our spatial information measurement activities. After these divestments we will be able to dedicate all our resources into further developing our portfolio of market-leading businesses and expanding our leadership position in Geomatics.

Leica Vectronix AG
Under the first agreement, we sold 100% of our interest in Leica Vectronix AG, to SAGEM, the French high-technology defense and communications group. In consideration, we received cash proceeds of CHF 60 million. Vectronix will be deconsolidated as of February 1, 2003.

Wiltronic AG
Under the second agreement, we sold 75% of our interest in Wiltronic AG, our electronic component manufacturing company, to Escatec, a Swiss-owned Malaysia based contract manufacturer for electronic and mechatronic products. In consideration, we received cash proceeds of CHF 6.1 million. Wiltronic will be deconsolidated from the accounts of Leica Geosystems effective January 1, 2003. Going forward, 25% of the operating results of Wiltronic AG will be recorded under “Gains / (losses) from associates” in Leica Geosystems’ profit and loss statement.

Financial Impact of Divestments
We will receive combined gross cash proceeds of CHF 66.1 million from these divestments, which we will use to reduce debt under our Senior Revolving Credit Facility. As a result, net debt will decrease by a minimum of CHF 50 million in the fourth quarter. We expect to record a material gain as a result of these divestments, which will be recorded in the fourth quarter of this year. The impact of the divestments will be in our Special Products division. For the fourth quarter, post-divestment, we would expect sales of approximately CHF 9.0 million and EBITDA of approximately CHF 1.0 million — CHF 2.0 million. For fiscal year 2003/04, sales in our Special Products division should now be in the range of CHF 30 million with EBITDA of between CHF 3 to 5 million.

Business Outlook —
Fourth Quarter and Full Year 2003

In our previous business guidance, we stated that we expected full year revenues to be at or slightly below the previous year, with EBITDA at the same absolute level of the prior year. However, in the light of our fourth quarter divestments, this guidance needs to be adjusted.

The absolute level of sales in the fourth quarter will be lower by approximately CHF 22 million as a result of our fourth quarter divestments. Specifically, in our special products division we now anticipate fourth quarter sales in the area of CHF 9 million and CHF 110 million for the full year. In our other divisions, we see a scenario of continued stability in our key market segments and positive business momentum from new products, partially offset by the continuation of a strong Swiss franc and no significant near-term recovery in the global economic and capital investment climate. We therefore estimate that post-divestments, we will generate full year sales in the range of CHF 730 million to CHF 740 million. On an currency-neutral basis, sales for the year would slightly exceed the prior year.

In terms of earnings, given our lower cost base, we expect EBITDA to continue to improve over the prior year. In our special products division we now estimate EBITDA to be in the range of CHF 1 million — CHF 2 million in the fourth quarter. With this assumption, we still believe we can achieve full year EBITDA at the same level of the previous year, despite a lower sales base post divestments. Additionally, we will also record a significant gain from the divestments in the fourth quarter.

In terms of the balance sheet, the proceeds from our divestments will materially lower our debt levels.

Thank you for your support and continued investment in Leica Geosystems.

Sincerely,

Mario Fontana Chairman of the Board of Directors Leica Geosystems	Hans Hess CEO and Executive Director Leica Geosystems

Financial Statements

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED FINANCIAL STATEMENTS

3 Months (3rd Quarter)
for the periods from September 29, 2001 to December 28, 2001 and September 28, 2002 to December 27, 2002

9 Months (Year to date)
for the periods from April 1, 2001 to December 28, 2001
and April 1, 2002 to December 27, 2002

According to International Accounting Standards (IAS)

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED BALANCE SHEETS
(in thousand CHF)

	unaudited		audited

	Dec. 27, 2002	Sep. 27, 2002	March 31, 2002

	CHF	CHF	CHF
ASSETS
Current assets
Cash and cash equivalents	2,978	237	2,990
Trade accounts receivable	147,974	139,096	156,834
Inventories	137,035	142,312	140,143
Prepayments and accrued income	7,402	10,655	8,160
Other current assets	16,267	20,233	8,869

Total current assets	311,656	312,533	316,996

Non-current assets
Property, plant and equipment	99,082	105,562	119,064
Goodwill	197,615	216,444	239,086
Other intangible assets	94,862	94,784	91,805
Investments in associates	8,094	7,894	8,045
Deferred taxes	35,636	31,445	29,670
Other non-current assets	2,122	2,295	2,491
Total non-current assets	437,411	458,424	490,161

TOTAL ASSETS	749,067	770,957	807,157

LIABILITIES AND EQUITY
Current liabilities
Bank overdrafts	39	289	350
Loans and borrowings	5,903	9,105	4,186
Trade accounts payable	54,269	59,258	72,101
Advance payments	4,845	4,670	5,475
Accrued compensation	32,843	34,394	38,355
Other accrued liabilities	32,572	40,287	29,707
Provisions	15,739	16,415	17,328
Corporate tax, current	10,337	10,248	4,267
Other current liabilities	14,802	14,933	15,391

Total current liabilities	171,349	189,599	187,160

Non-current liabilities
Loans and borrowings
Revolving Credit Facility	121,857	121,323	133,029
9 7/8% Notes	92,286	92,932	92,579
Other loans & borrowings	3,361	1,622	3,011
Pension obligations	14,189	14,369	15,104
Deferred taxes	36,204	37,151	39,015
Other non-current liabilities	4,152	4,500	4,984

Total non-current liabilities	272,049	271,897	287,722

Total liabilities	443,398	461,496	474,882

SHAREHOLDERS’ EQUITY
Share capital	111,852	112,521	112,554
Share premium	60,634	65,522	65,390
Reserves	250,788	250,788	250,788
Accumulated deficit	-91,664	-99,659	-98,517
Hedging and currency translation adjustment	-25,941	-19,711	2,060

Total shareholders’ equity	305,669	309,461	332,275

TOTAL LIABILITIES AND EQUITY	749,067	770,957	807,157

ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED STATEMENTS OF INCOME
(in thousand CHF, except share data)

	unaudited		unaudited

	3 Months (3rd Quarter)		9 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	Sep. 28, 2002 to	Sep. 29, 2001 to	April 1, 2002 to	April 1, 2001 to
	Dec. 27, 2002	Dec. 28, 2001	Dec. 27, 2002	Dec. 28, 2001

	CHF	CHF	CHF	CHF
Sales	196,295	196,599	560,639	584,098
Cost of sales	-97,367	-93,139	-272,002	-282,783

Gross profit	98,928	103,460	288,637	301,315
Research and development costs	-17,336	-17,409	-48,461	-49,099
Selling and marketing costs	-42,368	-47,022	-130,550	-138,097
General and administrative costs	-21,774	-26,670	-65,520	-78,925
Other operating income/(expense) net	-4,851	-6,341	-18,640	-20,512
Gain/(loss) on disposal of property, plant and equipment net	-287	158	-936	628

Operating profit / (loss)	12,312	6,176	24,530	15,310
Net income/(loss) from associated companies	183	136	20	39
Finance costs	-3,183	-6,522	-13,210	-11,100

Income/(loss) before tax	9,312	-210	11,340	4,249
Income tax benefit/(expense)	-1,317	-3,998	-4,487	-3,540

Net income/(loss)	7,995	-4,208	6,853	709

Weighted average number of ordinary shares in issue	2,237,039	2,250,632	2,246,409	2,235,740
Basic earnings per share (single CHF)	3.57	-1.87	3.05	0.32

Adjustments for share options	—	44,244	9,461	85,942
Weighted average number of shares for diluted earnings per share	2,237,039	2,294,876	2,255,870	2,321,682
Diluted earnings per share (single CHF)	3.57	-1.87	3.04	0.31

ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(in thousand CHF)

	unaudited		unaudited

	3 Months (3rd Quarter)		9 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	Sep. 28, 2002 to	Sep. 29, 2001 to	April 1, 2002 to	April 1, 2001 to
	Dec. 27, 2002	Dec. 28, 2001	Dec. 27, 2002	Dec. 28, 2001

	CHF	CHF	CHF	CHF
Cash Flows from Operating Activities:
Operating profit/(loss)	12,312	6,176	24,530	15,310
Net interest expense paid	-5,608	-7,006	-13,517	-16,804
Taxes paid	-1,192	-1,308	-3,320	-5,346
Depreciation and amortization	16,537	19,469	50,223	59,078
Other non-cash items	-1,585	-158	-936	-2,205
Changes in assets and liabilities	-4,306	-998	-12,205	-829

Cash provided / (used) in operating activities	16,158	16,175	44,775	49,204

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	-2,056	-3,192	-14,493	-17,539
Cash expended on intangible assets	-9,627	-10,499	-30,116	-31,396
Cash expended on acquisition	-129	—	-313	-70,477
Disposal of subsidiary, net of cash	—	170	—	8,119
Disposal of property, plant and equipment	4,201	722	17,390	2,645

Cash used in investing activities	-7,611	-12,799	-27,532	-108,648

Cash Flows from Financing Activities:
Loans and borrowings	-5,294	-3,234	-16,231	62,039
Proceeds from issue of share capital and own shares	-349	1,514	-566	4,057

Cash provided by/(used in) financing activities	-5,643	-1,720	-16,797	66,096

Effect of exchange rate changes on cash and cash equivalents	-163	923	-458	409

Net increase/(decrease) in cash and cash equivalents	2,741	2,579	-12	7,061
Cash and cash equivalents at beginning of specified period	237	7,634	2,990	3,152

Cash and cash equivalents at end of specified period	2,978	10,213	2,978	10,213

ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousand CHF, except number of shares)

	Number of				Hedging and
	registered		Share	Accumu-	currency
	shares	Share	Premium/	lated	translation
	issued	Capital	Reserves	Deficit	adjustment	TOTAL

	No.	CHF	CHF	CHF	CHF	CHF
Balance at March 31, 2001	2,162,175	108,108	283,416	-43,267	15,417	363,674

Issuance of common stock	88,359	4,418	31,256	—	—	35,674
Treasury shares movement	98	5	73	—	—	78
Net Income / (Loss)	—	—	—	709	—	709
Effect of adopting IAS 39	—	—	—	—	-405	-405
Cash flow hedging adjustment	—	—	—	—	491	491
Currency translation adjustment	—	—	—	—	-13,255	-13,255

Balance at December 28, 2001	2,250,632	112,531	314,745	-42,558	2,248	386,966

Balance at March 31, 2002	2,251,101	112,554	316,178	-98,517	2,060	332,275

Issuance of common stock	3,154	158	444	—	—	602
Treasury shares movement	-17,216	-861	-5,201	—	—	-6,062
Net Income / (Loss)	—	—	—	6,853	—	6,853
Cash flow hedging adjustment	—	—	—	—	955	955
Currency translation adjustment	—	—	—	—	-28,954	-28,954

Balance at December 27, 2002	2,237,039	111,852	311,421	-91,664	-25,939	305,669

ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED CONSOLIDATED SEGMENT INFORMATION
(in thousand CHF)

	unaudited		unaudited

	3 Months (3rd Quarter)		9 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	Sep. 28, 2002 to	Sep. 29, 2001 to	April 1, 2002 to	April 1, 2001 to
	Dec. 27, 2002	Dec. 28, 2001	Dec. 27, 2002	Dec. 28, 2001

	CHF	CHF	CHF	CHF
Sales to external customers:
Surveying & Engineering	103,682	107,132	295,993	315,693
GIS & Mapping	26,300	26,270	74,016	81,510
Consumer Products	14,272	11,479	34,039	34,341
Industrial Measurement	16,604	16,178	43,347	48,839
New Business	3,878	4,825	10,047	17,978

Total Segments	164,736	165,884	457,442	498,361
Special Products	31,133	29,721	101,647	83,386
Central Services	426	994	1,550	2,351

Total sales to external customers	196,295	196,599	560,639	584,098

Results:
Surveying & Engineering	15,494	13,185	38,097	36,077
GIS & Mapping	-93	-3,986	-8,148	-5,677
Consumer Products	661	133	894	-580
Industrial Measurement	2,311	3,408	5,476	8,941
New Business	-3,461	-6,271	-13,475	-16,593

Total Segments	14,912	6,469	22,844	22,168
Special Products	6,346	6,457	25,054	10,902
Central Services	-8,946	-6,750	-23,368	-17,760

Total operating profit	12,312	6,176	24,530	15,310

Net income/(loss) from associated companies:
Surveying & Engineering	89	—	-4	—
GIS & Mapping	-38	51	-124	-146
Consumer Products	—	—	—	—
Industrial Measurement	-68	—	-275	—
New Business	—	—	—	—

Total Segments	-17	51	-403	-146
Special Products	78	85	301	185
Central Services	122	—	122	—

Total associates gain/(loss)	183	136	20	39

Depreciation and Amortization:
Surveying & Engineering	-3,530	-4,550	-11,445	-13,464
GIS & Mapping	-3,279	-4,474	-11,479	-13,900
Consumer Products	-1,723	-1,038	-3,485	-2,413
Industrial Measurement	-1,515	-573	-3,374	-1,713
New Business	-2,031	-3,782	-6,462	-11,529

Total Segments	-12,078	-14,417	-36,245	-43,019
Special Products	-1,084	-1,248	-3,474	-4,634
Central Services	-3,375	-3,804	-10,504	-11,425

Total depreciation and amortization	-16,537	-19,469	-50,223	-59,078

EBITDA:
Surveying & Engineering	19,113	17,735	49,538	49,541
GIS & Mapping	3,148	539	3,207	8,077
Consumer Products	2,384	1,171	4,379	1,833
Industrial Measurement	3,758	3,981	8,575	10,654
New Business	-1,430	-2,489	-7,013	-5,064

Total Segments	26,973	20,937	58,686	65,041
Special Products	7,508	7,790	28,829	15,721
Central Services	-5,449	-2,946	-12,742	-6,335

Total EBITDA	29,032	25,781	74,773	74,427

ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)

LEICA GEOSYSTEMS HOLDINGS AG

NOTES TO THE UNAUDITED, CONDENSED AND CONSOLIDATED FINANCIAL INFORMATION
(in thousand CHF)

1 Accounting policies

These consolidated interim condensed financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2002.

These condensed and consolidated interim financial statements should be read in conjunction with the annual financial statements for the fiscal year ended March 31, 2002.

2 Finance costs

The Finance costs (in thousand CHF) for the comparative periods are itemized below:

	unaudited		unaudited

	3 Months (3rd Quarter)		9 Months (Year to date)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	Sep. 28, 2002 to	Sep. 29, 2001 to	April 1, 2002 to	April 1, 2001 to
	Dec. 27, 2002	Dec. 28, 2001	Dec. 27, 2002	Dec. 28, 2001

	CHF	CHF	CHF	CHF
Interest income	72	42	414	511
Interest expense:
Revolving Credit Facility	-1,127	-2,280	-4,281	-7,581
9 7/8% Notes	-2,212	-2,262	-7,022	-6,962
Other	-66	-20	-519	-66

Total interest expense	-3,405	-4,562	-11,822	-14,609
Debt acquisition, issuance and share offering costs:
Amortization of debt acquisition cost —
Revolving Credit Facility	-572	-552	-1,715	-1,653
Amortization of debt acquisition cost — 9 7/8% Notes	-95	-100	-290	-295
Other	-101	-120	-101	-157

Total debt acquisition, issuance and share offering costs	-768	-772	-2,106	-2,105
Foreign exchange gains/(losses) on borrowings	918	-1,230	304	5,103

Total finance costs	-3,183	-6,522	-13,210	-11,100

3 Post balance sheet events

3.1 Divestment of Wiltronic entities
As separately announced, the Company sold 75% of its interest in Wiltronic AG (Switzerland) and Wiltronic GmbH (Austria), two electronic component manufacturing companies, to Escatec, a Swiss-owned Malaysia based contract manufacturer for electronic and mechatronic products retroactive to January 1, 2003. Under the terms of this agreement, the Company received consideration from Escatec of CHF 6.1 million, and will retain a 25% ownership interest in Wiltronic AG, together with statutory minority rights.

Wiltronic AG, formerly a wholly owned subsidiary of Leica Geosystems, is based in Heerbrugg. Wiltronic (including investment in Wiltronic GmbH) has 170 employees and generated revenues of CHF 12.8 million (excluding sales to Leica Geosystems) for the nine months of fiscal year 2002/03 ended December 2002.

3.2 Divestment of Leica Vectronix AG and Leica Technologies Inc.
On February 3, 2003, Leica Geosystems announced the 100 % divestment of Leica Vectronix AG (Switzerland) and Leica Technologies Inc (USA), its defense business, to SAGEM, the

ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)

LEICA GEOSYSTEMS HOLDINGS AG

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION
(in thousand CHF)

French high-technology defense and communications group. In consideration, the Company received cash proceeds of approximately CHF 60 million.

Leica Vectronix AG, based in Heerbrugg, Switzerland, is a leading supplier of advanced technologies for application in observation, range and orientation measurement to defense customers globally. Leica Vectronix currently employs 98 employees in Heerbrugg and 5 employees in Leesburg, Virginia, the headquarters of Leica Technologies, Inc., the Vectronix’s US sales organization. Leica Vectronix AG (combined with Leica Technologies Inc) generated sales of CHF 71.9 million in fiscal year 2002/03 for the nine months period ended December 2002.

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Company contact information:

Investor Relations:
George Aase
Director Investor
Relations Phone
+41-71-727-3064
Email: investor@leica-geosystems.com	Leica Geosystems CH-9435 Heerbrugg (Switzerland) Phone +41 71 727 31 31 Fax +41 71 727 46 73 www.leica-geosystems.com